Exhibit 99.1

Execution Copy

PURCHASE AGREEMENT

PURCHASE AGREEMENT (the “Agreement”), dated as of January 12, 2016, by and between CARDIOME PHARMA CORP., a company incorporated under the Canada Business Corporations Act (the “Company”), and LINCOLN PARK CAPITAL FUND, LLC, an Illinois limited liability company (the “Investor”).

WHEREAS:

Subject to the terms and conditions set forth in this Agreement, the Company wishes to sell to the Investor, in the Company’s sole and absolute discretion, and the Investor wishes to buy from the Company, up to US$20,000,000 of the Company’s common shares, no par value (the “Common Shares”); provided that the market value of Common Shares distributed under any single Prospectus Supplement (as defined below) shall not exceed 10% of the aggregate market value of the outstanding Common Shares as of the date specified in Section 9.1 of National Instrument 44-102 Shelf Distributions (“NI 44-102”), which shall be calculated in accordance with Section 9.2 of NI 44-102. Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in the immediately preceding sentence on the number of Common Shares issued and sold under this Agreement and under any single Prospectus Supplement shall be the sole responsibility of the Company, and the Investor shall have no obligation in connection with such compliance. The Common Shares to be purchased hereunder are referred to herein as the “Purchase Shares.”

The Company has prepared and filed with the British Columbia Securities Commission (the “BCSC”) and the other Canadian provincial securities regulatory authorities other than the Québec Autorité des marchés financiers (the BCSC and such other regulatory authorities, collectively, the “Canadian Commissions”), a preliminary short form base shelf prospectus, dated January 29, 2014, relating to the offering of up to an aggregate amount of US$250,000,000 of Common Shares, preferred shares, debt securities, and warrants or any combination thereof (collectively, the “Covered Securities”), and a final short form base shelf prospectus, dated February 13, 2014, in respect of offers and sales, from time to time of the Covered Securities (together with any documents incorporated therein by reference, and any supplements or amendments thereto, the “Canadian Base Prospectus”) in accordance with the applicable securities laws of each of the provinces of Canada, other than Québec (the “Qualifying Jurisdictions”), and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Commissions (collectively “Canadian Securities Laws”). The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101—Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102 (together, the “Shelf Procedures”). The Company has obtained from the BCSC a receipt for the Canadian Base Prospectus (a “Final Receipt”) and each of the other Canadian Commissions is deemed to have issued a Final Receipt under National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Canadian Base Prospectus.

The Company has prepared and filed with the Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the SEC (the “MJDS”), a registration statement on Form F-10 (Registration No. 333-193645) registering the offering and sale, from time to time, of the Covered Securities under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), and has filed such amendments to such registration statement on Form F-10, as amended, as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “Rules and Regulations”), the “U.S. Base Prospectus”), has become effective pursuant to Rule 467(b) under the Securities Act. The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively referred to as the “Base Prospectuses.”

The Company will file (i) with the Canadian Commissions, in accordance with the Shelf Procedures, one or more prospectus supplements setting forth the Shelf Information (as defined below) (the most recent prospectus supplement relating to the Securities (as defined herein) to be issued and sold pursuant to this Agreement, including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the SEC, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations (the “U.S. Prospectus Supplement”). Unless the context otherwise requires, references to the Canadian Prospectus Supplement and the U.S. Prospectus Supplement include the Initial Canadian Prospectus Supplement and the Initial U.S. Prospectus Supplement, respectively (as such terms are defined herein). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the BCSC, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date hereof, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements.”

The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by the most recent Canadian Prospectus Supplement relating to the Securities to be issued and sold pursuant to this Agreement, including, in each case, the documents incorporated by reference therein. The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus, as supplemented by the most recent U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10), including, in each case, the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under Canadian Securities Laws prior to the termination of this offering or, any such document deemed to be incorporated by reference into the Canadian Prospectus, prior to the termination of this offering, is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively referred to as the “Prospectuses.”

The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein and including the U.S. Base Prospectus, as amended at the time it became effective, is herein called the “Registration Statement.” Any reference to any amendment or supplement to the Registration Statement or the U.S. Base Prospectus shall be deemed to refer to and include any documents filed with the SEC after the effectiveness of such Registration Statement or the date of such U.S. Base Prospectus and prior to the termination of this offering and which are incorporated by reference in such Registration Statement or U.S. Base Prospectus. The Company has also filed with the SEC an appointment of agent for service of process on Form F-X (the “Form F-X”) in connection with the filing of the Registration Statement.

Any reference herein to the Registration Statement, the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference therein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or the Prospectuses shall be deemed to refer to and include the filing after the execution hereof of any document with the Canadian Commissions or the SEC deemed to be incorporated by reference therein (the “Incorporated Documents”). For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with the Canadian Commissions on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Prospectus or to any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1.          CERTAIN DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a)          “Accelerated Purchase Share Amount” means, with respect to any Accelerated Purchase made pursuant to Section 2(b) hereof, the number of Purchase Shares directed by the Company to be purchased by the Investor on an Accelerated Purchase Notice, which number of Purchase Shares shall not exceed the lesser of (i) 300% of the number of Purchase Shares directed by the Company to be purchased by the Investor pursuant to the corresponding Regular Purchase Notice for the corresponding Regular Purchase referred to in Section 2(b) hereof (subject to the Purchase Share limitations contained in Section 2(a) hereof) and (ii) the Accelerated Purchase Share Percentage multiplied by the trading volume of the Common Shares on the Principal Market during normal trading hours on the Accelerated Purchase Date.

(b)          “Accelerated Purchase Date” means, with respect to any Accelerated Purchase made pursuant to Section 2(b) hereof, the Business Day immediately following the applicable Purchase Date with respect to the corresponding Regular Purchase referred to in Section 2(b) hereof.

(c)          “Accelerated Purchase Notice” means, with respect to any Accelerated Purchase made pursuant to Section 2(b) hereof, an irrevocable written notice from the Company to the Investor directing the Investor to buy a specified Accelerated Purchase Share Amount on the applicable Accelerated Purchase Date pursuant to Section 2(b) hereof at the applicable Accelerated Purchase Price.

(d)          “Accelerated Purchase Share Percentage” means, with respect to any Accelerated Purchase made pursuant to Section 2(b) hereof, 30%.

(e)          “Accelerated Purchase Price” means, with respect to any particular Accelerated Purchase made pursuant to Section 2(b) hereof, the lower of (i) ninety-five percent (95%) of the VWAP during (A) the entire trading day on the Accelerated Purchase Date, if the volume of Common Shares traded on the Principal Market on the Accelerated Purchase Date has not exceeded the Accelerated Purchase Share Volume Maximum, or (B) the portion of the trading day of the Accelerated Purchase Date (calculated starting at the beginning of normal trading hours) until such time at which the volume of Common Shares traded on the Principal Market has exceeded the Accelerated Purchase Share Volume Maximum or (ii) the Closing Sale Price on the Accelerated Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

(f)          “Accelerated Purchase Share Volume Maximum” means the number of Common Shares traded on the Principal Market during normal trading hours on the Accelerated Purchase Date equal to (i) the amount of Common Shares properly directed by the Company to be purchased on the Accelerated Purchase Notice, divided by (ii) the Accelerated Purchase Share Percentage (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

(g)          “Available Amount” means, initially, US$20,000,000 in the aggregate, which amount shall be reduced by the Purchase Amount each time the Investor purchases Common Shares pursuant to Section 2 hereof.

(h)         “Average Price” means a price per Purchase Share (rounded to the nearest tenth of a cent) equal to the quotient obtained by dividing (i) the aggregate gross purchase price paid by the Investor for all Purchase Shares purchased pursuant to this Agreement, by (ii) the aggregate number of Purchase Shares issued pursuant to this Agreement.

(i)           “Bankruptcy Law” means the Bankruptcy and Insolvency Act (R.S.C. 1985, c. B-3), Title 11, U.S. Code, or any similar federal, state, provincial or foreign law for the relief of debtors and the rules and regulations promulgated thereunder.

(j)           “Base Price” means a price per Purchase Share equal to the sum of (i) the Signing Market Price and (ii) US$0.0813 (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction that occurs on or after the date of this Agreement).

(k)          “Business Day” means any day on which the Principal Market is open for trading, including any day on which the Principal Market is open for trading for a period of time less than the customary time.

(l)          “Closing Sale Price” means, for any security as of any date, the last closing sale price for Common Shares on the Principal Market as reported by the Principal Market.

(m)         “Confidential Information” means any information disclosed by either party to the other party, either directly or indirectly, in writing, orally or by inspection of tangible objects (including, without limitation, documents, prototypes, samples, plant and equipment), which is designated as “Confidential,” “Proprietary” or some similar designation. Information communicated orally shall be considered Confidential Information if such information is confirmed in writing as being Confidential Information within ten (10) Business Days after the initial disclosure. Confidential Information may also include information disclosed to a disclosing party by third parties. Confidential Information shall not, however, include any information which (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing party; (ii) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no action or inaction of the receiving party; (iii) is already in the possession of the receiving party at the time of disclosure by the disclosing party as shown by the receiving party’s files and records immediately prior to the time of disclosure; (iv) is obtained by the receiving party from a third party without a breach of such third party’s obligations of confidentiality; (v) is independently developed by the receiving party without use of or reference to the disclosing party’s Confidential Information, as shown by documents and other competent evidence in the receiving party’s possession; or (vi) is required by law to be disclosed by the receiving party, provided that the receiving party gives the disclosing party prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure.

(n)          “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

(o)          “DTC” means The Depository Trust Company, or any successor performing substantially the same function for the Company.

(p)          “DWAC Shares” means Common Shares that are (i) issued in electronic form, (ii) within the United States of America, freely tradable and transferable and without restriction on resale and (iii) credited by the Company to the Investor’s or its designee’s specified Deposit/Withdrawal at Custodian (DWAC) account with DTC under its Fast Automated Securities Transfer (FAST) Program or any similar program hereafter adopted by DTC performing substantially the same function.

(q)          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the applicable Rules and Regulations.

(r)           “Initial Canadian Supplement” means the prospectus supplement to the Canadian Base Prospectus that is filed with the Canadian Commissions and delivered by the Company to the Investor upon the execution and delivery of this Agreement in accordance with Section 5(a), including the documents incorporated by reference therein.

(s)          “Initial U.S. Prospectus Supplement” means the prospectus supplement to the U.S. Base Prospectus that is filed with the SEC pursuant to General Instruction II.L of Form F-10 and delivered by the Company to the Investor upon the execution and delivery of this Agreement in accordance with Section 5(a), including the documents incorporated by reference therein.

(t)          “Material Adverse Effect” means any material adverse effect on (i) the enforceability of any Transaction Document, (ii) the results of operations, assets, business or financial condition of the Company and its Subsidiaries, taken as a whole, other than any material adverse effect that resulted principally from (A) any change in the United States or Canadian economies or securities or financial markets in general that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (B) any change that generally affects the industry in which the Company and its Subsidiaries operate that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (C) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof, (D) any action taken by the Investor, its affiliates or its or their successors and assigns with respect to the transactions contemplated by this Agreement, (E) the effect of any change in applicable laws or accounting rules that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, or (F) any change resulting from compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement, or (iii) the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document to be performed as of the date of determination.

(u)         “Material Subsidiaries” means Cardiome International AG, Cardiome UK Limited, Correvio LLC, Correvio International S.à.r.l. and Correvio (UK) Ltd., and “Material Subsidiary” means any of them.

(v)         “Maturity Date” means the first day of the month immediately following the twenty-four (24) month anniversary of the Commencement Date.

(w)          “Person” means an individual or entity, including, but not limited to, any limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(x)          “Permitted Liens” means any Liens associated with the security granted to MidCap Financial LLC in connection with the $22.0 million senior secured term loan facility made available to the Company by MidCap Financial LLC.

(y)          “Principal Market” means The NASDAQ Capital Market; provided, however, that in the event the Common Shares are ever not listed or traded on The NASDAQ Capital Market and are listed or traded on The NASDAQ Global Market, The NASDAQ Global Select Market, the New York Stock Exchange, the NYSE MKT, the NYSE Arca or the OTC Bulletin Board (it being understood that as used herein “OTC Bulletin Board” shall also mean any successor or comparable market quotation system or exchange to the OTC Bulletin Board such as the OTCQB operated by the OTC Markets Group, Inc.), then the “Principal Market” shall mean such other market or exchange on which the Common Shares are then listed or traded (it being hereby acknowledged and agreed that the term “Principal Market” for all purposes of this Agreement and the transactions contemplated hereby shall not include the Toronto Stock Exchange (the “TSX”) or any other Canadian stock exchange or quotation system).

(z)         “Purchase Amount” means, with respect to any Regular Purchase or any Accelerated Purchase made hereunder, the portion of the Available Amount to be purchased by the Investor pursuant to Section 2 hereof.

(aa)         “Purchase Date” means, with respect to any particular Regular Purchase or Accelerated Purchase, as applicable, made pursuant to Section 2 hereof, either (i) the Business Day on which the Investor receives a valid Regular Purchase Notice or Accelerated Purchase Notice that the Investor is to buy Purchase Shares pursuant to Section 2 hereof, if such Regular Purchase Notice or Accelerated Purchase Notice is received by the Investor between 4:01 p.m., Eastern time, and 6:00 p.m., Eastern time, on such Business Day, or (ii) the Business Day immediately prior to the Business Day on which the Investor receives a valid Regular Purchase Notice or Accelerated Purchase Notice that the Investor is to buy Purchase Shares pursuant to Section 2 hereof, if such Regular Purchase Notice or Accelerated Purchase Notice is received by the Investor between 8:00 a.m., Eastern time, and 9:00 a.m., Eastern time, on such Business Day.

(bb)         “Purchase Price” means, with respect to any Regular Purchase made pursuant to Section 2(a) hereof, the lower of: (i) the lowest Sale Price on the applicable Purchase Date and (ii) the arithmetic average of the three (3) lowest Closing Sale Prices for the Common Shares during the twelve (12) consecutive Business Days ending on the Business Day immediately preceding such Purchase Date (in each case, to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction that occurs on or after the date of this Agreement).

(cc)         “Regular Purchase Notice” means, with respect to any Regular Purchase pursuant to Section 2(a) hereof, an irrevocable written notice from the Company to the Investor directing the Investor to buy such applicable amount of Purchase Shares at the applicable Purchase Price as specified by the Company therein on the Purchase Date.

(dd)        “Sale Price” means any trade price for the Common Shares on the Principal Market as reported by the Principal Market.

(ee)         “Securities” means, collectively, the Purchase Shares and the Commitment Shares.

(ff)       “Signing Market Price” means US$6.62, representing the consolidated closing bid price of the Common Shares on The NASDAQ Capital Market on the Business Day immediately preceding the date of this Agreement.

(gg)        “Subsidiary” has the meaning ascribed thereto in Canadian Securities Laws and includes the Material Subsidiaries, and “Subsidiaries” means all of them.

(hh)         “Transaction Documents” means, collectively, this Agreement and the schedules and exhibits hereto, and each of the other agreements, documents, certificates and instruments entered into or furnished by the parties hereto in connection with the transactions contemplated hereby and thereby.

(ii)         “Transfer Agent” means Computershare Trust Company, N.A., or such other Person who is then serving as the transfer agent for the Company in respect of the Common Shares in the United States.

(jj)         “VWAP” means in respect of an applicable Accelerated Purchase Date, the volume weighted average price of the Common Shares on the Principal Market, as reported on the Principal Market.

2. PURCHASE OF COMMON SHARES.

Subject to the terms and conditions set forth in this Agreement, the Company has the right, but not the obligation, to sell to the Investor, in the Company’s sole and absolute discretion, and the Investor has the obligation to purchase from the Company, Purchase Shares as follows:

(a)          Commencement of Regular Sales of Common Shares. Upon the satisfaction of the conditions set forth in Sections 7 and 8 (the “Commencement” and the date of satisfaction of such conditions the “Commencement Date”), and subject to Section 9.1 of NI 44-102, the Company shall have the right, but not the obligation, in the Company’s sole and absolute discretion, to direct the Investor, by its delivery to the Investor of a Regular Purchase Notice from time to time, and the Investor thereupon shall have the obligation, to purchase up to 20,000 Purchase Shares (each such purchase a “Regular Purchase”), at the Purchase Price on the Purchase Date; provided, however, that (i) the Regular Purchase may be increased to up to 25,000 Purchase Shares, provided that the Closing Sale Price of the Common Shares is not below US$10.00 on the Purchase Date, (ii) the Regular Purchase may be increased to up to 30,000 Purchase Shares, provided that the Closing Sale Price of the Common Shares is not below US$15.00 on the Purchase Date, and (iii) the Regular Purchase may be increased to up to 40,000 Purchase Shares, provided that the Closing Sale Price of the Common Shares is not below US$20.00 on the Purchase Date (all of which share amounts shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction); and provided, further, that the Investor’s committed obligation under any single Regular Purchase shall not exceed US$1,000,000, unless the parties mutually agree to increase the dollar amount of any Regular Purchase on any Purchase Date at the applicable Purchase Price. If the Company delivers any Regular Purchase Notice for a Purchase Amount in excess of the limitations contained in the immediately preceding sentence, such Regular Purchase Notice shall be void ab initio to the extent of the amount by which the number of Purchase Shares set forth in such Regular Purchase Notice exceeds the number of Purchase Shares which the Company is permitted to include in such Regular Purchase Notice in accordance herewith, and the Investor shall have no obligation to purchase such excess Purchase Shares in respect of such Regular Purchase Notice; provided that the Investor shall remain obligated to purchase the number of Purchase Shares which the Company is permitted to include in such Regular Purchase Notice. The Company may deliver a Regular Purchase Notice only between 4:01 p.m., Eastern time, and 6:00 p.m., Eastern time, on the applicable Purchase Date or between 8:00 a.m., Eastern time, and 9:00 a.m., Eastern time, on the Business Day next following the applicable Purchase Date. The Company may deliver multiple Regular Purchase Notices to the Investor so long as at least one (1) Business Day has passed since the most recent Regular Purchase was completed.

(b)          Accelerated Purchases. Subject to the terms and conditions of this Agreement, in addition to Regular Purchases as described in Section 2(a) above, the Company shall also have the right, but not the obligation, in the Company’s sole and absolute discretion, to direct the Investor, by the Company’s delivery to the Investor of an Accelerated Purchase Notice from time to time, and the Investor thereupon shall have the obligation, to buy Purchase Shares at the Accelerated Purchase Price on the Accelerated Purchase Date in an amount equal to the Accelerated Purchase Share Amount; provided that the parties may mutually agree to increase the amount of Purchase Shares sold to the Investor on any Accelerated Purchase Date at the Accelerated Purchase Price (each such purchase, an “Accelerated Purchase”). The Company may deliver an Accelerated Purchase Notice to the Investor only on a Purchase Date on which the Company also properly submitted a Regular Purchase Notice for a Regular Purchase, pursuant to and in accordance with Section 2(a) hereof, and the Closing Sale Price is not below US$7.00 (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction). If the Company delivers any Accelerated Purchase Notice for an Accelerated Purchase Share Amount in excess of the limitations contained in the definition of Accelerated Purchase Share Amount, such Accelerated Purchase Notice shall be void ab initio to the extent of the amount by which the number of Purchase Shares set forth in such Accelerated Purchase Notice exceeds the Accelerated Purchase Share Amount which the Company is permitted to include in such Accelerated Purchase Notice in accordance herewith (which shall be confirmed in an Accelerated Purchase Confirmation (defined below)), and the Investor shall have no obligation to purchase such excess Purchase Shares in respect of such Accelerated Purchase Notice; provided that the Investor shall remain obligated to purchase the Accelerated Purchase Share Amount which the Company is permitted to include in such Accelerated Purchase Notice. Upon completion of each Accelerated Purchase Date, the Accelerated Purchase Share Amount and the applicable Accelerated Purchase Price shall be set forth on a confirmation of the Accelerated Purchase to be provided to the Company by the Investor (an “Accelerated Purchase Confirmation”). The Company may deliver an Accelerated Purchase Notice only between 4:01 p.m., Eastern time, and 6:00 p.m., Eastern time, on the applicable Purchase Date or between 8:00 a.m., Eastern time, and 9:00 a.m., Eastern time, on the Business Day next following the applicable Purchase Date.

(c)          Payment for Purchase Shares. For each Regular Purchase and Accelerated Purchase, as applicable, (i) the Investor shall pay to the Company an amount equal to the Purchase Amount with respect to such Regular Purchase and Accelerated Purchase, as applicable, as full payment for the Purchase Shares to be purchased by the Investor in connection therewith, via wire transfer of immediately available funds to an account as the Company may from time to time designate by written notice in accordance with this Agreement, no later than one (1) Business Day following the applicable Purchase Date or Accelerated Purchase Date as the case may be, and (ii) the Company shall direct the Transfer Agent to issue and electronically transfer all of such Purchase Shares as DWAC Shares to an account or accounts specified in writing by the Investor to the Company, no later than one (1) Business Day following the receipt by the Company of the payment referred to in clause (i) of this sentence. If the Company or the Transfer Agent shall fail for any reason or for no reason to electronically transfer any Purchase Shares as DWAC Shares in respect of an Accelerated Purchase within one (1) Business Day following the receipt by the Company of the payment therefor referred to in clause (i) of the immediately preceding sentence in compliance with this Section 2(c), and if on or after such Business Day the Investor purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Investor of such Purchase Shares that the Investor anticipated receiving from the Company in respect of such Accelerated Purchase, then the Company shall, within three (3) Business Days after the Investor’s request, either (i) pay cash to the Investor in an amount equal to the Investor’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the “Cover Price”), at which point the Company’s obligation to deliver such Purchase Shares as DWAC Shares shall terminate, or (ii) promptly honor its obligation to deliver to the Investor such Purchase Shares as DWAC Shares and pay cash to the Investor in an amount equal to the excess (if any) of the Cover Price over the total Accelerated Purchase Price for such Accelerated Purchase. The Company shall not issue any fraction of a Common Share upon any Regular Purchase or Accelerated Purchase. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share up or down to the nearest whole share. All payments made under this Agreement shall be made in lawful money of the United States of America or wire transfer of immediately available funds to such account as the Company may from time to time designate by written notice in accordance with the provisions of this Agreement. Whenever any amount expressed to be due by the terms of this Agreement is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.

(d)          Purchase Price Floor; No Sales on TSX. The Company and the Investor shall not effect any Regular Purchase under this Agreement on any Purchase Date that the Closing Sale Price is less than the Floor Price. “Floor Price” means US$5.00, which shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction and, effective upon the consummation of any such reorganization, recapitalization, non-cash dividend, stock split or other similar transaction, the Floor Price shall mean the lower of (i) the adjusted price and (ii) US$5.00. The Company and the Investor acknowledge and agree that no Securities that may be issued pursuant to this Agreement will be offered for sale or sold on the TSX.

(e)          Compliance with Rules of Principal Market and TSX.

(i)          Exchange Cap. Subject to Section 2(e)(ii) below, the Company shall not issue or sell any Common Shares pursuant to this Agreement, and the Investor shall not purchase or acquire any Common Shares pursuant to this Agreement, to the extent that after giving effect thereto, the aggregate number of Common Shares that would be issued pursuant to this Agreement would exceed the maximum number of Common Shares that the Company may issue pursuant to this Agreement and the transactions contemplated hereby (taking into account all Common Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by this Agreement under applicable rules of The NASDAQ Stock Market) without (A) breaching the Company’s obligations under the applicable rules of The NASDAQ Stock Market or (B) obtaining shareholder approval under the applicable rules of The NASDAQ Stock Market (the “Exchange Cap”), unless and until the Company elects to solicit shareholder approval of the transactions contemplated by this Agreement and the shareholders of the Company have in fact approved the transactions contemplated by this Agreement in accordance with the applicable rules and regulations of The NASDAQ Stock Market and the constating documents of the Company. For the avoidance of doubt, the Company may, but shall be under no obligation to, request its shareholders to approve the transactions contemplated by this Agreement; provided, that if shareholder approval is not obtained in accordance with this Section 2(e)(i), the Exchange Cap shall be applicable for all purposes of this Agreement and the transactions contemplated hereby at all times during the term of this Agreement (except as set forth in Section 2(e)(ii) below).

(ii)         At-Market Transaction. Notwithstanding Section 2(e)(i) above, the Exchange Cap shall not be applicable for any purposes of this Agreement and the transactions contemplated hereby, solely to the extent that (and only for so long as) the Average Price shall equal or exceed the Base Price (it being hereby acknowledged and agreed that the Exchange Cap shall be applicable for all purposes of this Agreement and the transactions contemplated hereby at all other times during the term of this Agreement, unless the shareholder approval referred to in Section 2(e)(i) is obtained).

(iii)        General. The Company shall not issue any Securities pursuant to this Agreement if such issuance would reasonably be expected to result in (A) a violation of the Securities Act or Canadian Securities Laws or (B) a breach of the rules and regulations of The NASDAQ Stock Market, or the rules and regulations of the TSX. The provisions of this Section 2(e) shall be implemented in a manner otherwise than in strict conformity with the terms hereof only if necessary to ensure compliance with the Securities Act, Canadian Securities Laws, the rules and regulations of The NASDAQ Stock Market, and the rules and regulations of the TSX.

(f)          Beneficial Ownership Limitation. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not issue or sell, and the Investor shall not purchase or acquire, any Common Shares under this Agreement which, when aggregated with all other Common Shares then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) would result in the beneficial ownership by the Investor and its affiliates of more than 9.99% of the then issued and outstanding Common Shares (the “Beneficial Ownership Limitation”). Upon the written or oral request of the Investor, the Company shall promptly (but not later than 24 hours) confirm orally or in writing to the Investor the number of Common Shares then outstanding. The Investor and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof. The Investor’s written certification to the Company of the applicability of the Beneficial Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error.

3.           INVESTOR’S REPRESENTATIONS AND WARRANTIES.

The Investor represents and warrants to the Company that as of the date hereof and as of the Commencement Date:

(a)          Accredited Investor Status. The Investor is an “accredited investor” as that term is defined in Rule 501(a)(3) of Regulation D promulgated under the Securities Act.

(b)          Information. The Investor understands that its investment in the Securities involves a high degree of risk. The Investor (i) is able to bear the economic risk of an investment in the Securities including a total loss thereof, (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment in the Securities and (iii) has had an opportunity to ask questions of and receive answers from the officers of the Company concerning the financial condition and business of the Company and others matters related to an investment in the Securities. Neither such inquiries nor any other due diligence investigations conducted by the Investor or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in Section 4 below. The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(c)          No Governmental Review. The Investor understands that no federal, state or provincial agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of an investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(d)          Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(e)          Authority. The Investor has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under the Agreement on the terms and conditions set forth herein.

(f)          Residency. The Investor is a resident of the State of Illinois.

(g)          No Short Selling. The Investor represents and warrants to the Company that at no time prior to the date of this Agreement has any of the Investor, its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Shares or (ii) hedging transaction, which establishes a net short position with respect to the Common Shares.

4.          REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to the Investor that as of the date hereof and as of the Commencement Date:

(a)          Organization and Qualification. The Company: (i) has been duly incorporated, amalgamated, continued or organized and is validly existing as a corporation in good standing under the laws of Canada, and has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and to carry out the provisions hereof; and (ii) where required, has been duly qualified as an extra-provincial or foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases property, or conducts any business unless, in each case, the failure to so qualify in any such jurisdiction would not have a Material Adverse Effect. Other than the Material Subsidiaries, the Company has no material Subsidiaries and no investment in any person which in either case is or could be material to the business and affairs of the Company. The Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of or other voting securities in each Subsidiary (except as otherwise described in the Prospectuses), in each case (except as disclosed in the Prospectuses) free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive Company or any Subsidiary of any of the shares or other securities of any Subsidiary. Each Subsidiary: (i) has been duly incorporated, amalgamated, continued or organized and is validly existing as a corporation or limited liability company in good standing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization and has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and to carry out the provisions hereof; and (ii) where required, has been duly qualified as an extra-provincial or foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases property, or conducts any business unless, in each case, the failure to so qualify would not have a Material Adverse Effect, and is not precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document;

(b)          Authorization; Enforcement; Validity. (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party, and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company to which it is a party and the consummation by it of the transactions contemplated hereby and thereby, including without limitation, the issuance of the Commitment Shares (as defined below in Section 5(e)) and the reservation for issuance and the issuance of the Purchase Shares issuable under this Agreement, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is necessary under applicable laws or the Company’s constating documents or is required by the Company, its Board of Directors or its shareholders, (iii) this Agreement has been, and each other Transaction Document shall be on the Commencement Date, duly executed and delivered by the Company and (iv) this Agreement constitutes, and each other Transaction Document upon its execution on behalf of the Company, shall constitute, the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies. The Board of Directors of the Company has passed all applicable resolutions (the “Resolutions”) to authorize this Agreement and the transactions contemplated hereby. The Resolutions are valid, in full force and effect and have not been modified or supplemented in any respect. The Company has delivered to the Investor a certified copy of the Resolutions passed by the Board of Directors of the Company.

(c)          Capitalization. The Company’s authorized equity capitalization is as set forth in the Prospectuses. The share capital of the Company conforms in all material respects to the description thereof contained in the Prospectuses. The outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any capital stock of the Company or any of its Subsidiaries other than those accurately described in all material respects in the Prospectuses. The description of the Company’s option, bonus and other share plans or arrangements, and the options or other rights granted thereunder, set forth in the Prospectuses accurately and fairly presents in all material respects the information required to be shown with respect to such plans, arrangements, options and rights. No holders of securities of the Company have rights to the registration of such securities under the Registration Statement or the qualification of such securities under the Canadian Prospectus.

(d)          Issuance of Securities. The Commitment Shares (as defined below in Section 5(e)) and the Purchase Shares have been duly authorized and reserved for issuance. Upon issuance in accordance with the terms of this Agreement, the Commitment Shares shall be validly issued, fully paid and nonassessable and free from all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Upon issuance and payment thereof in accordance with the terms and conditions of this Agreement, the Purchase Shares shall be validly issued, fully paid and nonassessable and free from all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. The Securities are being issued pursuant to the Canadian Prospectus and the Registration Statement and the issuance of the Securities will be registered by the Company pursuant to the Securities Act. Upon receipt of the Purchase Shares and the Commitment Shares, the Investor will have good and marketable title to such Securities and such Securities will be immediately freely tradable in the United States on the Principal Market.

(e)          No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Purchase Shares and the Commitment Shares) will not (i) result in a violation of the constating documents of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, U.S. federal and state securities laws and regulations, Canadian Securities Laws and the rules and regulations of the Principal Market and the TSX) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of conflicts, defaults, terminations, amendments, accelerations, cancellations and violations under clause (ii), which could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its constating documents. Neither the Company nor any of its Subsidiaries is in violation of any term of or is in default under any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations or amendments that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, ordinance, regulation of any governmental entity, except for possible violations, the sanctions for which either individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. No consent, approval, authorization, filing with or order of any court or governmental agency or body, including, without limitation, any Canadian Commission, is required in connection with the transactions contemplated herein, except such as will be obtained under the Securities Act, the Exchange Act and Canadian Securities Laws, and such as may be required under the blue sky laws of any jurisdiction or the rules and regulations of the Financial Industry Regulatory Authority (“FINRA”), the Principal Market or the TSX in connection with the transactions contemplated by this Agreement. Except as set forth elsewhere in this Agreement, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to the Commencement Date. The Company has not, in the 12 months preceding the date hereof, received nor delivered any notices or correspondence from or to the Principal Market or the TSX relating to any violation of the listing requirements of the Principal Market or the TSX. Neither the Principal Market nor the TSX has commenced any delisting proceedings against the Company.

(f)          SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension.  As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act. None of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth in the SEC Documents, the Company has received no notices or correspondence from the SEC for the one year preceding the date hereof. The SEC has not commenced any enforcement proceedings against the Company or any of its Subsidiaries. The consolidated financial statements of the Company included or incorporated by reference in the Registration Statement and the U.S. Prospectus, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries (as defined below) as of the dates indicated and the consolidated balance sheets, results of operations, cash flows and changes in shareholders’ equity of the Company for the periods specified and have been prepared in compliance with the requirements of the Securities Act and Exchange Act, as applicable, and in conformity with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis (except for such adjustments to accounting standards and practices as are noted therein) during the periods involved; the other financial and statistical data with respect to the Company and the Subsidiaries contained or incorporated by reference in the Registration Statement and the U.S. Prospectus, are accurately and fairly presented in all material respects, and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement, or the U.S. Prospectus that are not included or incorporated by reference as required; the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off balance sheet obligations), not described in the Registration Statement, and the U.S. Prospectus which are required to be described in the Registration Statement or the U.S. Prospectus under the Securities Act or the Canadian Prospectus under Canadian Securities Law; and all disclosures contained or incorporated by reference in the Registration Statement and the U.S. Prospectus, if any, regarding financial measures that do not comply with the “issuer’s GAAP” (as defined in National Instrument 52-107 – Acceptable Accounting Policies and Auditing Standards) applicable to the Company comply in all material respects with the Canadian Securities Administrators Staff Notice 52-306, to the extent applicable.

(g)          Absence of Certain Changes. Except as disclosed in the Prospectuses, since December 31, 2014, there has been no material adverse change in the business, properties, operations, financial condition or results of operations of the Company or its Subsidiaries. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any Bankruptcy Law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings. The Company is financially solvent and is generally able to pay its debts as they become due.

(h)          Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Shares or any of the Company’s or its Subsidiaries’ officers or directors in their capacities as such, which could reasonably be expected to have a Material Adverse Effect. There are no current or pending legal, governmental or regulatory, actions, suits, proceedings or, to the Company’s knowledge, investigations that are required under the Securities Act to be described in the U.S. Prospectus that are not described in the U.S. Prospectus.

(i)          Acknowledgment Regarding Investor’s Status. The Company acknowledges and agrees that the Investor is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Securities. The Company further represents to the Investor that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives and advisors.

(j)          No Integrated Offering. None the Company, any of its affiliates, or any authorized Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company in a manner that would require shareholder approval pursuant to the rules of the Principal Market on which any of the securities of the Company are listed or designated or the TSX. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Principal Market or the TSX.

(k)          Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company’s material intellectual property, including trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights have expired or terminated, or, by the terms and conditions thereof, could expire or terminate within two years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of any material intellectual property, including trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others, and there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against, the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement, which could reasonably be expected to have a Material Adverse Effect.

(l)          Environmental Laws. Except in compliance with applicable laws, (i) neither the Company nor any Material Subsidiary has used any of its property or facilities to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances (“Hazardous Substances”) in a manner that would reasonably be expected to result in a Material Adverse Effect; except in compliance with applicable laws; and (ii) neither the Company nor any Subsidiary has caused or permitted the release, in any manner whatsoever, of any Hazardous Substances on or from any of its properties or assets or any such release on or from a facility owned or operated by third parties but with respect to which the Company or a Subsidiary is or may reasonably be alleged to have material liability or has received any notice that it is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any applicable laws, statutes, ordinances, by-laws, regulations or any orders, directions or decisions rendered by any ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to or dealing with Hazardous Substances in a manner that would reasonably be expected to result in a Material Adverse Effect.

(m)          Title. The Company and its Subsidiaries do not own any real property. Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and its Subsidiaries are in compliance, with such exceptions as are not material, individually or in the aggregate, and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries. The Company and/or its Subsidiaries have good and marketable title in all personal property owned by them that is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects (“Liens”), except for Permitted Liens and Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries and Liens for the payment of federal, state, provincial or other taxes, the payment of which is neither delinquent nor subject to penalties.

(n)          Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company and its Subsidiaries, taken as a whole.

(o)          Licenses and Permits. The Company and each of its Subsidiaries possess or have obtained, all licenses, certificates, consents, orders, approvals, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, provincial, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement and the Prospectuses (the “Permits”), except where the failure to possess, obtain or make the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries have received written notice of any proceeding relating to revocation or modification of any such Permit or has any reason to believe that such Permit will not be renewed in the ordinary course, except where such revocation, modification or failure to obtain any such renewal would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p)          Tax Status. Each of the Company and the Subsidiaries has filed all federal, state, provincial, local and foreign tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province, territory or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Common Shares. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery by the Company of the Common Shares or the authorization, execution, delivery and performance of this Agreement.

(q)          Transactions With Affiliates.  Except as set forth in the Prospectuses, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors) that is required to be disclosed and is not disclosed, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(r)          Application of Takeover Protections. The Company and its board of directors have taken or will take prior to the Commencement Date all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision which is or could become applicable to the Investor as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and the Investor’s ownership of the Securities.

(s)           Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents that will be timely publicly disclosed by the Company, the Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Prospectuses.  The Company understands and confirms that the Investor will rely on the foregoing representation in effecting purchases and sales of securities of the Company.  All of the disclosure furnished by or on behalf of the Company to the Investor regarding the Company, its business and the transactions contemplated hereby, including the disclosure schedules to this Agreement, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading.  The Company acknowledges and agrees that the Investor neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 hereof.

(t)          Foreign Corrupt Practices; Money Laundering Laws; Sanctions. Neither the Company nor, to the knowledge of the Company, any of the Subsidiaries, or any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA or the CFPOA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company, and to the knowledge of the Company, its Subsidiaries and its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened. Neither the Company nor to the knowledge of the Company any of its Subsidiaries, the directors, officers or employees, agents, affiliates or representatives of the Company or its Subsidiaries, is currently subject to any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) and the Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(u)          Registration Statement; Prospectuses. The Company meets the general eligibility requirements for the use of the Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The BCSC has issued the Final Receipt on behalf of itself and the other Canadian Commissions for the Canadian Base Prospectus. Subsequent to the issuance of the Final Receipt for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed with the Canadian Commissions, except for any document filed with the Canadian Commissions subsequent to the date of such Final Receipt in the form heretofore delivered to the Investor. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Company has been issued or made by any Canadian Commission, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, are contemplated or threatened by any Canadian Commission, any other securities commission, stock exchange or other regulatory authority, and any request made to the Company on the part of any Canadian Commissions, any other securities commission, stock exchange or other regulatory authority for additional information has been complied with. At the time of filing the Registration Statement the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act. The Company has complied to the SEC’s satisfaction with all requests of the SEC for additional or supplemental information and has complied to the satisfaction of the Canadian Commissions with all requests of the Canadian Commissions for any Supplementary Material. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, are contemplated or threatened by the SEC, and any request made to the Company on the part of the SEC for additional information has been complied with. Each of the Canadian Base Prospectus and the Canadian Prospectus Supplement, at the time of filing thereof with the Canadian Commissions, complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. Each of the Canadian Base Prospectus and the Canadian Prospectus Supplement, as amended or supplemented, as of their respective dates, did not and, as of each Purchase Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. Each of the Canadian Base Prospectus and the Canadian Prospectus Supplement, as amended or supplemented, as of their respective dates, did and, as of each Purchase Date, if any, will contain full, true and plain disclosure of all material facts relating to the Securities and to the Company and its Subsidiaries. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Investor furnished to the Company in writing by the Investor expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied and, as of each Purchase Date, if any, will comply in all material respects with the applicable requirements of Form F-10 and the Securities Act and did not and, as of each Purchase Date, if any, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Each of the U.S. Base Prospectus and the U.S. Prospectus Supplement, as amended or supplemented, as of their respective dates, did not and, as of each Purchase Date, if any, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Investor furnished to the Company in writing by the Investor expressly for use therein. The Incorporated Documents, when such documents were or are filed with the Canadian Commissions and the SEC, conformed or will conform in all material respects with the requirements of the Canadian Securities Laws and the Exchange Act. There is no franchise, contract or other document of a character required to be described in the Registration Statement or the Prospectuses, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required. The statistical, industry and market-related data included in the Prospectuses is based on or derived from sources that the Company believes to be reliable and accurate, and such data agrees with the sources from which it is derived. The Company has delivered to the Investor one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent and certificate of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Investor has reasonably requested. The Company has not distributed and will not distribute any offering material in connection with the offering and sale of the Securities in connection with this Agreement other than the Prospectuses or the Registration Statement. At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Securities and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 of the Securities Act (without taking account of any determination by the SEC pursuant to Rule 405 of the Securities Act that it is not necessary that the Company be considered an ineligible issuer), nor an “excluded issuer” as defined in Rule 164 under the Securities Act.

(v)         DTC Eligibility. The Company, through the Transfer Agent, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program and the Securities can be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program.

(w)           Disclosure Controls; Sarbanes-Oxley. Except as disclosed in the Registration Statement and the Prospectuses, the Company maintains disclosure controls and procedures and internal controls over financial reporting (each as defined in Rule 13a-15 under the Exchange Act) that comply with the requirements of the Exchange Act. The Company is not aware of any material weaknesses in its internal control over financial reporting (other than as set forth in the Registration Statement or U.S. Prospectus). Since the date of the latest audited financial statements of the Company included in the Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (other than as set forth in the Registration Statement or U.S. Prospectuses). The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Annual Report on Form 40-F for the fiscal year most recently filed with the SEC (such date, the “Evaluation Date”). The Company presented in its Annual Report on Form 40-F most recently filed with the SEC the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Except as set forth in the Registration Statement or Prospectuses, there is and has been no failure on the part of the Company or, to the knowledge of the Company, any of the Company’s directors or officers, in their capacities as such, to comply with any applicable provisions of the Sarbanes-Oxley Act of 2002 and the applicable Rules and Regulations (the “Sarbanes-Oxley Act”). Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(x)          Certain Fees. Except as disclosed in the Prospectus Supplement, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. Except as disclosed in the Prospectus Supplement, the Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 4(x) that may be due in connection with the transactions contemplated by the Transaction Documents.

(y)          Investment Company. The Company is not, and immediately after receipt of payment for the Securities will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(z)          Foreign Private Issuer; Canadian Reporting Issuer; Compliance With Exchange Requirements. The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act. The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction and is not on the list of defaulting reporting issuers maintained by the applicable authorities in each such Qualifying Jurisdiction that maintains such a list. The Company has filed all documents or information required to be filed by it under Canadian Securities Laws, the Securities Act, the Exchange Act, the Rules and Regulations and the rules, regulations and policies of the Principal Market and the TSX. The Company has not filed any confidential material change report or any document requesting confidential treatment with any securities regulatory authority or regulator or any exchange that at the date hereof remains confidential. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares pursuant to the Exchange Act nor has the Company received any notification that the SEC is currently contemplating terminating such registration. The Common Shares are currently listed on (i) the Principal Market under the trading symbol “CRME” and (ii) the TSX under the trading symbol “COM”. The Company has not, in the twelve (12) months preceding the date hereof, received any notice from any Person to the effect that the Company is not in compliance with the rules and regulations of the Principal Market or the TSX. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in material compliance with the rules and regulations of the Principal Market and the TSX.

(aa)         Accountants. KPMG LLP, who have audited certain financial statements of the Company and its consolidated Subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Registration Statement and the Prospectuses, are independent public accountants with respect to the Company within the meaning of the Securities Act and the Exchange Act and the applicable Rules and Regulations and are independent with respect to the Company as required by Canadian Securities Laws. There has not been any reportable event (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the auditors of the Company nor any event which has led the Company’s current or former auditors to threaten to resign. The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

(bb)         No Market Manipulation. The Company has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Common Shares.

(cc)         Benefit Plans; Labor Matters. Each benefit and compensation plan, agreement, policy and arrangement that is maintained, administered or contributed to by the Company for current or former employees or directors of, or independent contractors with respect to, the Company has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations and the Company has complied in all material respects with all applicable statutes, orders, rules and regulations in regard to such plans, agreements, policies and arrangements. Each stock option granted under any stock option plan of the Company (each, a “Stock Plan”) was granted with a per share exercise price no less than the market price per common share on the grant date of such option in accordance with the rules of the TSX, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance in all material respects with applicable laws and with the applicable Stock Plan(s), (ii) was duly approved by the Board of Directors (or a duly authorized committee thereof) of the Company, and (iii) has been properly accounted for in the Company’s financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the SEC, the Canadian Commissions, the Principal Market and the TSX. No labor problem or dispute with the employees of the Company exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers or contractors, that could have a Material Adverse Effect.

(dd)         Regulatory. The clinical, pre-clinical and other studies and tests conducted by or, to the knowledge of the Company, on behalf of the Company were, and, if still pending, are being, conducted in accordance in all material respects with all statutes, laws, rules and regulations, as applicable (including, without limitation, the U.S. Federal and Drug Administration’s (the “FDA”) Good Laboratory Practices and Good Clinical Practices as well as all other applicable rules, regulations, or requirements of the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA). The Company has not received any written notices or other written correspondence from the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA requiring the Company to terminate or suspend any ongoing clinical or pre-clinical studies or tests. The Company has established and administers policies and procedures relating to compliance applicable to the Company, to assist the Company and the directors, officers and employees of the Company in complying with applicable regulatory guidelines (including, without limitation, those administered by the FDA and any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(ee)         Transfer Agent and Registrar. Computershare Trust Company, N.A., at its principal offices in Golden, Colorado, is the duly appointed registrar and transfer agent of the Company with respect to the outstanding Common Shares in the United States.

(ff)          Shell Company Status. The Company is not currently, and within the past three years has not been, an issuer identified in Rule 144(i)(1) under the Securities Act.

(gg)         Broker/Dealer Relationships. Neither the Company nor any of its Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a FINRA member” or “associated person of a FINRA member” (within the meaning set forth in the FINRA Manual). Except as described in the Registration Statement or the Prospectuses, there are no affiliations among the Company’s directors and officers and members of the FINRA. To the knowledge of the Company, no beneficial owners of the Company’s capital stock or subordinated debt who, together with their associated persons and affiliates, hold in the aggregate 10% or more of such capital stock or subordinated debt, have any direct or indirect association or affiliate with a FINRA member.

5.          COVENANTS.

(a)          Filing of Current Report and Initial Prospectus Supplement; Issuance of Initial Press Release. The Company agrees that it shall, (i) within the time required under Canadian Securities Laws, issue a press release relating to the transactions contemplated by the Transaction Documents (the “Initial Press Release”) and (ii) within the time required under the Exchange Act, furnish to the SEC a report on Form 6-K relating to the transactions contemplated by the Transaction Documents (the “Current Report”), which Current Report shall include the Initial Press Release as an exhibit thereto. The Company further agrees that it shall prepare the Initial Canadian Prospectus Supplement and the Initial U.S. Prospectus Supplement in a form approved by the Investor and shall (A) file the Initial Canadian Prospectus Supplement with each of the Canadian Commissions under the Shelf Procedures in accordance with applicable Canadian Securities Laws no later than the applicable Canadian Commission’s close of business on the date of this Agreement and (B) file the Initial U.S. Prospectus Supplement with the SEC pursuant to General Instruction II.L of Form F-10 no later than the SEC’s close of business on the date of this Agreement, specifically relating to the transactions contemplated by, and describing the material terms and conditions of, the Transaction Documents, and disclosing all information relating to the transactions contemplated hereby required to be disclosed in the Canadian Prospectus, Registration Statement and the U.S. Prospectus as of the date of the Initial Canadian Prospectus Supplement and Initial U.S. Prospectus Supplement, including, without limitation, information required to be disclosed in the section captioned “Plan of Distribution” in the Canadian Prospectus and U.S. Prospectus. The Investor acknowledges that it will be identified in the Initial U.S. Prospectus Supplement as an underwriter within the meaning of Section 2(a)(11) of the Securities Act. The Company shall permit the Investor to review and comment upon (1) the Current Report, the Initial Canadian Prospectus Supplement and the Initial U.S. Prospectus Supplement at least two (2) Business Days prior to their filing with the Canadian Commissions or the SEC, as applicable, and (2) the Initial Press Release at least one (1) Business Day prior to its issuance by the Company, the Company shall give due consideration to all such comments, and the Company shall not file the Current Report, the Initial Canadian Prospectus Supplement or the Initial U.S. Prospectus Supplement with the Canadian Commissions or the SEC, as applicable, or issue the Initial Press Release, in each case in a form to which the Investor reasonably objects. The Investor shall use its reasonable best efforts to comment upon the Current Report, the Initial Canadian Prospectus Supplement, the Initial U.S. Prospectus Supplement and the Initial Press Release within one (1) Business Day from the date the Investor receives the final versions thereof from the Company. The Investor shall furnish to the Company such information regarding itself, the Securities held by it and the intended method of distribution thereof as shall be reasonably requested by the Company in connection with the preparation and filing of the Current Report, the Initial Canadian Prospectus Supplement and the Initial U.S. Prospectus Supplement and the preparation and issuance of the Initial Press Release, and shall otherwise cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Current Report, the Initial Canadian Prospectus Supplement and the Initial U.S. Prospectus Supplement with the Canadian Commissions or the SEC, as applicable, and the preparation and issuance of the Initial Press Release.

(b)          Blue Sky. The Company shall take all such action, if any, as is reasonably necessary in order to obtain an exemption for or to qualify (i) the issuance of the Commitment Shares and the sale of the Purchase Shares to the Investor under this Agreement and (ii) any subsequent resale of all Commitment Shares and all Purchase Shares by the Investor, in each case, under applicable securities or “Blue Sky” laws of the states of the United States in such states as is reasonably requested by the Investor during the Registration Period (as defined below), and shall provide evidence of any such action so taken to the Investor.

(c)          Listing/DTC. The Company shall promptly secure the listing, or conditional listing as applicable, of all of the Purchase Shares and Commitment Shares to be issued to the Investor hereunder on the Principal Market and the TSX (subject to standard listing conditions, if any, for transactions of this nature, official notice of issuance and the Exchange Cap) and upon each other national securities exchange or automated quotation system, if any, upon which the Common Shares are then listed, and shall maintain, so long as any Common Shares shall be so listed, such listing of all such Securities from time to time issuable hereunder. The Company shall use commercially reasonable efforts to maintain the listing of the Common Shares on the Principal Market and shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the Principal Market and, for so long as the Common Shares shall be listed on the TSX, shall comply in all respects with the Company’s reporting, filing and other obligations under the rules and regulations of the TSX. Neither the Company nor any of its Subsidiaries shall take any action that would reasonably be expected to result in the delisting or suspension of the Common Shares on the Principal Market. The Company shall promptly, and in no event later than the following Business Day, provide to the Investor copies of any notices it receives from any Person regarding the continued eligibility of the Common Shares for listing on the Principal Market or the TSX. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5(c). The Company shall take all action necessary to ensure that its Common Shares can be transferred electronically as DWAC Shares.

(d)          Prohibition of Short Sales and Hedging Transactions. The Investor agrees that, beginning on the date of this Agreement and ending on the date of termination of this Agreement as provided in Section 11, the Investor and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Shares or (ii) hedging transaction, which establishes a net short position with respect to the Common Shares.

(e)          Issuance of Commitment Shares. In consideration for the Investor’s execution and delivery of this Agreement, the Company shall cause the Transfer Agent to issue, on the date of this Agreement, 48,856 Common Shares (the “Commitment Shares”) directly to the Investor electronically as DWAC Shares and shall deliver to the Transfer Agent the Irrevocable Transfer Agent Instructions (as defined below) with respect to the issuance of the Commitment Shares. For the avoidance of doubt, all of the Commitment Shares shall be fully earned as of the date of this Agreement, whether or not the Commencement shall occur or any Purchase Shares are purchased by the Investor under this Agreement and irrespective of any termination of this Agreement.

(f)          Due Diligence; Non-Public Information. During the term of this Agreement, the Investor shall have the right, from time to time and no more than once per fiscal quarter, and upon providing reasonable advance notice to the Company, to perform reasonable due diligence on the Company during normal business hours. The Company and its officers and employees shall provide information and reasonably cooperate with the Investor in connection with any reasonable request by the Investor related to the Investor’s due diligence of the Company. Each party hereto agrees not to disclose any Confidential Information of the other party to any third party and shall not use the Confidential Information for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby. Each party hereto acknowledges that the Confidential Information shall remain the property of the disclosing party and agrees that it shall take all reasonable measures to protect the secrecy of any Confidential Information disclosed by the other party. From and after the date of this Agreement, the Company confirms that neither it nor any other Person acting on its behalf shall provide the Investor or its agents or counsel with any information that the Company believes constitutes material, non-public information, unless a simultaneous public announcement thereof is made by the Company in compliance with Canadian Securities Laws and in the manner contemplated by Regulation FD under the Exchange Act. In the event of a breach of the foregoing covenant by the Company or any Person acting on its behalf (as determined in the reasonable good faith judgment of the Investor), in addition to any other remedy provided herein or in the other Transaction Documents, the Investor shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company; provided the Investor shall have first provided notice to the Company that it believes it has received information that constitutes material, non-public information, and the Company shall have been given at least 24 hours to publicly disclose such material, non-public information or deliver to the Investor written notice, signed by two officers of the Company, certifying that the non-public information given to the Investor does not constitute material non-public information prior to any such disclosure by the Investor, and the Company shall have failed to publicly disclose such material, non-public information or shall have failed to deliver the aforementioned written notice within such time period. The Investor shall not have any liability to the Company, any of its Subsidiaries, or any of their respective directors, officers, employees, shareholders or agents, for any such disclosure. The Company understands and confirms that the Investor shall be relying on the foregoing covenants in effecting transactions in securities of the Company.

(g)          Purchase Records. The Investor and the Company shall each maintain records showing the remaining Available Amount at any given time and the dates and Purchase Amounts for each Regular Purchase and Accelerated Purchase or shall use such other method, reasonably satisfactory to the Investor and the Company.

(h)          Taxes. The Company shall pay any and all transfer, stamp or similar taxes that may be payable with respect to the issuance and delivery of any Securities to the Investor made under this Agreement.

(i)           Effective Registration Statement; Current Prospectuses. The Company shall use its reasonable best efforts to keep the Registration Statement effective under the Securities Act (including through any necessary renewals), and to keep the Registration Statement and the Prospectuses current and available (including through any necessary renewals) for issuances and sales of all possible Securities by the Company to the Investor, and for the resale of all of the Securities by the Investor, at all times until the earlier of (i) the date on which the Investor shall have sold all the Securities and no Available Amount remains under this Agreement and (ii) the earlier of (A) 90 days following the Maturity Date and (B) the nine months following the termination of this Agreement in accordance with Section 11 hereof (the “Registration Period”). Without limiting the generality of the foregoing, during the Registration Period, the Company shall (a) take all action necessary to cause the Common Shares to continue to be registered as a class of securities under Sections 12(b) of the Exchange Act and shall not take any action or file any document (whether or not permitted by the Exchange Act) to terminate or suspend such registration, (b) prepare and file with the SEC, at the Company’s expense, such amendments (including, without limitation, post-effective amendments) to the Registration Statement and such Prospectus Supplements, in each case, as may be necessary to keep the Registration Statement effective, and to keep the Registration Statement and the U.S. Prospectus current and available for issuances and sales of all of the Securities by the Company to the Investor, at all times during the Registration Period (it being hereby acknowledged and agreed that the Company shall, if necessary, prepare and file with the SEC, at the Company’s expense, prior to the 25-month anniversary of the initial effective date of the Registration Statement (the “Renewal Date”), a new Registration Statement relating to the Securities, in a form satisfactory to the Investor and its counsel, and the Company shall use its reasonable best efforts to cause such Registration Statement to be become effective as soon as practicable (c) comply with all requirements imposed upon it by Canadian Securities Laws and the Securities Act, as from time to time in force, and (d) file or furnish on or before their respective due dates all reports and other documents required to be filed or furnished by the Company pursuant to applicable Canadian Securities Laws, including Supplementary Material, or pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act, and shall not take any action or file any document (whether or not permitted by Canadian Securities Laws or the Exchange Act) to terminate or suspend its reporting and filing obligations under the Exchange Act and Canadian Securities Laws. If during the Registration Period any event occurs as a result of which any Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement or renew the Canadian Base Prospectus, the Registration Statement or any of the Prospectuses to comply with Canadian Securities Laws or the Securities Act, as applicable, the Company will promptly notify the Investor to suspend use thereof during such period and the Company will promptly amend or supplement or renew the Canadian Base Prospectus, the Registration Statement or the Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance, including, without limitation, filing necessary Supplementary Material. The Company shall not deliver to the Investor any Regular Purchase Notice or Accelerated Purchase Notice, and the Investor shall not be obligated to purchase any Common Shares under this Agreement, during any such period in which the Investor’s use of the Canadian Base Prospectus, the Registration Statement or the Prospectuses is so suspended or otherwise unavailable. The Investor shall furnish to the Company such information regarding itself, the Securities held by it and the intended method of distribution thereof as shall be reasonably requested by the Company in connection with the preparation and filing of any such amendment to or renewal of the Registration Statement, the Canadian Base Prospectus or any Prospectus, and shall otherwise cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any such amendment to or renewal of the Registration Statement, the Canadian Base Prospectus or any Prospectus, including any Supplementary Material.

(j)          Compliance with Laws. The Company and each of its Subsidiaries shall maintain, or cause to be maintained, all material permits, licenses and other authorizations required by federal, provincial, state and local law in order to conduct their businesses substantially as described in the Prospectuses, and the Company and each of its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to have a Material Adverse Effect. The Company shall comply with all requirements imposed upon it by Canadian Securities Laws, the Securities Act and the Exchange Act as from time to time in force in connection with the offer, issuance and sale of the Securities contemplated by the Transaction Documents. Without limiting the generality of the foregoing, neither the Company nor any of its officers, directors or affiliates will take, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of the Company, or which would reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor the Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the SEC’s current interpretation as to entities that are not considered an investment company. The Company and the Subsidiaries will use their best efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act and The Dodd–Frank Wall Street Reform and Consumer Protection Act.

(k)          Stop Orders. The Company shall advise the Investor promptly (but in no event later than 24 hours) and shall confirm such advice in writing: (i) of the Company’s receipt of notice of any request by the SEC, any Canadian Commission, or any other federal, provincial or state governmental authority for amendment of or a supplement to the Base Prospectuses, the Registration Statement or any Prospectus Supplements or for any additional information, including any request for Supplementary Material; (ii) of the Company’s receipt of notice of the issuance by the SEC, any Canadian Commission, or any other federal, provincial or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the Base Prospectuses or the Prospectus Supplements, or of the Company’s receipt of any notification of the suspension of qualification of the Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in the Base Prospectuses, the Registration Statement or the Prospectus Supplements untrue or which requires the making of any additions to or changes to the statements then made in the Base Prospectuses, the Registration Statement or the Prospectus Supplements in order to state a material fact required by the Securities Act or Canadian Securities Laws to be stated therein or necessary in order to make the statements then made therein (in the case of any of the Prospectuses, in light of the circumstances under which they were made) not misleading, or of the necessity to amend the Base Prospectuses, the Registration Statement or the Prospectus Supplements to comply with the Securities Act, Canadian Securities Laws or any other law. The Company shall not be required to disclose to the Investor the substance or specific reasons of any of the events set forth in clauses (i) through (iii) of the immediately preceding sentence, but rather, shall only be required to disclose that the event has occurred. The Company shall not deliver to the Investor any Regular Purchase Notice or Accelerated Purchase Notice, and the Investor shall not be obligated to purchase any Common Shares under this Agreement and agrees not to resell any Securities covered by the Registration Statement and the Prospectuses during the continuation or pendency of any of the foregoing events. If at any time the SEC, any Canadian Commission, or any other federal, provincial or state governmental authority shall issue any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the Base Prospectuses or Prospectus Supplements, the Company shall use its reasonable best efforts to obtain the withdrawal of such order at the earliest possible time. The Company shall furnish to the Investor, without charge, a copy of any correspondence from the SEC or the staff of the SEC, any Canadian Commission, or any other federal, provincial or state governmental authority to the Company or its representatives relating to the Base Prospectuses, the Registration Statement or the Prospectus Supplements, as the case may be.

(l)          Amendments to Registration Statement; Prospectus Supplements. During the Registration Period, (i) the Company will notify the Investor promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement, other than documents incorporated by reference, has been filed with any Canadian Commission or the SEC, as applicable, and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to any of the Prospectuses, including any Supplementary Material, has been filed and of any request by any Canadian Commission or the SEC for any amendment or supplement to the Base Prospectuses, the Registration Statement or the Prospectus Supplements or for additional information, including any Supplementary Material, (ii) the Company will prepare and file with Canadian Commissions and the SEC, promptly upon the Investor’s request, any amendments or supplements to the Base Prospectuses, the Registration Statement or the Prospectus Supplements, as applicable, including any Supplementary Material, that, in the Investor’s reasonable opinion, may be necessary or advisable in connection with any acquisition or sale of Securities by the Investor (provided, however, that the failure of the Investor to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Investor’s right to rely on the representations and warranties made by the Company in this Agreement); (iii) the Company will not file any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any of the Prospectuses, including any Supplementary Material, other than documents incorporated by reference, relating to the Investor, the Securities or the transactions contemplated hereby unless (A) the Investor shall have been advised and afforded the opportunity to review and comment thereon at least two (2) Business Days prior to filing with the SEC or any Canadian Commission, as the case may be, (B) the Company shall have given due consideration to any comments thereon received from the Investor or its counsel, and (C) the Investor has not reasonably objected thereto (provided, however, that the failure of the Investor to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Investor’s right to rely on the representations and warranties made by the Company in this Agreement), and the Company will furnish to the Investor at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Canadian Base Prospectus, the Registration Statement or any of the Prospectuses, except for those documents available via SEDAR or EDGAR; and (iv) the Company will cause each amendment or supplement to the Canadian Prospectus, including any Supplementary Material, other than documents incorporated by reference, to be filed with the Canadian Commissions in accordance with the Shelf Procedures and applicable Canadian Securities Laws and will cause each amendment or supplement to the U.S. Prospectus, other than documents incorporated by reference, to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10.

(m)          Prospectus Delivery. The Company will furnish to the Investor and its counsel (at the expense of the Company) copies of the Canadian Base Prospectus, the Registration Statement, the Form F-X, the Prospectuses (including all Incorporated Documents) and all amendments and supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses that are filed with Canadian Commissions, including any Supplementary Material, or the SEC during the Registration Period (including all documents filed with or furnished to Canadian Commissions or the SEC, as applicable, during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Investor may from time to time reasonably request and, at the Investor’s request, will also furnish copies of the U.S. Prospectus to each U.S. exchange or U.S. market on which sales of the Securities may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectuses) to the Investor to the extent such document is available on SEDAR or EDGAR. The Investor shall comply with the prospectus delivery requirements under the Securities Act in connection with any resale of the Securities under the Registration Statement.

(n)          Use of Proceeds. The Company will use the net proceeds from the offering contemplated hereby as described in the Prospectuses in the section entitled “Use of Proceeds.”

(o)          Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(p)          PFIC Status. For each taxable year in which the Company determines it is a “passive foreign investment company” as defined in Section 1297 of the Code, the Company will provide to the Investor upon written request, or post on the Company’s website, the required information to enable U.S. holders to make a qualified electing fund election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

(q)          Other Transactions. During the term of this Agreement, the Company shall not enter into, announce or recommend to its shareholders any agreement, plan, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability or right of the Company to perform its obligations under the Transaction Documents, including, without limitation, the obligation of the Company to deliver the Purchase Shares and the Commitment Shares to the Investor in accordance with the terms of the Transaction Documents.

(r)          No Offer to Sell. Neither the Investor nor the Company (including its agents and representatives) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Common Shares hereunder.

(s)          No Canadian Offers or Sales by Investor. The Investor covenants and agrees that it shall: (i) offer or sell any Securities that may be issued pursuant to this Agreement only (A) in transactions executed on the Principal Market through a registered broker-dealer located in the United States or (B) directly to third Persons, none of whom, to the Investor’s knowledge following reasonable inquiry, is a Person resident in Canada; (ii) not offer or sell any Securities that may be issued pursuant to this Agreement on the TSX, any other Canadian stock exchange or quotation system, or directly to any third Person whom, to the Investor’s knowledge following reasonable inquiry, is a Person resident in Canada; (iii) deliver to the Company, promptly after the issuance of Securities pursuant to this Agreement, a certificate stating that with respect to any resales of such Securities by the Investor, the Investor shall comply with clauses (i) and (ii) of this Section 5(s); and (iv) with respect to any resale of such Securities by the Investor in any transaction referred to in clause (i)(B) of this Section 5(s), the Investor shall include in each confirmation slip delivered by the Investor to the purchaser of such Securities a statement that it is the Investor’s understanding that such purchaser is not a Person resident in Canada.

(t)          Required Filings Relating to Purchases. The Company agrees to disclose in its quarterly reports, annual information form or annual financial statements / annual report on Form 40-F or 20-F and, if requested by the Investor, in prospectus supplements to be filed from time to time, the number of Purchase Shares sold to the Investor during the relevant period, the purchase price for such Purchase Shares and the net proceeds received by the Company from such sales. For so long as the Common Shares are listed on the TSX, within 10 calendar days after the end of each month during the term of this Agreement, the Company will, in addition to filing a Form 1 with the TSX, separately e-mail to the TSX a schedule indicating the aggregate number and price of Purchase Shares sold on a daily basis during such month or as the TSX may otherwise direct, and will provide, upon the request of the TSX, additional monthly reports of daily sales of the Purchase Shares, which schedules and reports shall be submitted to the TSX on a confidential, non-public basis.

(q)          No Variable Rate Transactions. From the date of this Agreement until the Maturity Date (irrespective of any earlier termination of this Agreement), the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Shares or Common Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction, other than in connection with an Exempt Issuance. “Common Share Equivalents” means any securities of the Company or its Subsidiaries which entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Common Shares or Common Share Equivalents either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares (including, without limitation, any “full ratchet” or “weighted average” anti-dilution provisions) or (ii) enters into any agreement, including, but not limited to, an “equity line of credit”, “at-the-market offering” or other continuous offering or similar offering of Common Shares or Common Share Equivalents, whereby the Company may sell Common Shares or Common Share Equivalents at a future determined price. “Exempt Issuance” means the issuance of (a) Common Shares or options to employees, officers, directors or vendors of the Company pursuant to any stock or option plan duly adopted for such purpose, by the Board of Directors or a majority of the members of a committee of directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of any Purchase Shares or Commitment Shares issued hereunder and/or other securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by the Board of Directors or a majority of the members of a committee of directors established for such purpose, which acquisitions or strategic transactions can have a Variable Rate Transaction component, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (d) Common Shares issued pursuant to the At Market Issuance Sales Agreement, dated February 18, 2014, between the Company and MLV& Co. LLC, as such agreement may be amended or replaced with a new “at the market” issuance program from time-to-time, and (e) Common Shares issued upon the exchange or conversion of securities that are issued pursuant to a debt facility and that are convertible into or exchangeable for, or include the right to receive Common Shares or Common Share Equivalents at a conversion price or exchange rate that is fixed at the time of initial issuance of such securities and does not thereafter vary or adjust based upon the trading prices of or quotations for the Common Shares at any time thereafter.

6.           TRANSFER AGENT INSTRUCTIONS.

On the Commencement Date, the Company shall issue to the Transfer Agent (and any subsequent transfer agent) irrevocable instructions, in the form furnished to the Company by the Investor and in the form satisfactory to the Company acting reasonably, to issue the Purchase Shares and the Commitment Shares in accordance with the terms of this Agreement (the “Irrevocable Transfer Agent Instructions”). All Securities to be issued to or for the benefit of the Investor pursuant to this Agreement shall be issued as DWAC Shares. The Company warrants to the Investor that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 6 will be given by the Company to the Transfer Agent with respect to the Securities, and the Securities shall otherwise be freely transferable on the books and records of the Company.

7.           CONDITIONS TO THE COMPANY’S RIGHT TO COMMENCE SALES OF COMMON SHARES.

The right of the Company hereunder to commence sales of the Purchase Shares on the Commencement Date is subject to the satisfaction or, where legally permissible, the waiver of each of the following conditions:

(a)          The Investor shall have executed this Agreement and delivered the same to the Company;

(b)          No stop order with respect to the Registration Statement shall be pending or threatened by the SEC; and

(c)          The representations and warranties of the Investor shall be true and correct in all material respects as of the date hereof and as of the Commencement Date as though made at that time.

8.           CONDITIONS TO THE INVESTOR’S OBLIGATION TO PURCHASE COMMON SHARES.

The obligation of the Investor to buy Purchase Shares under this Agreement is subject to the satisfaction or, where legally permissible, the waiver of each of the following conditions on or prior to the Commencement Date and, once such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement has occurred:

(a)          The Company shall have executed each of the Transaction Documents and delivered the same to the Investor;

(b)          The Common Shares shall be listed or quoted on the Principal Market and conditionally listed on the TSX, subject only to customary listing conditions, trading in the Common Shares shall not have been within the last 365 days suspended by the SEC, the Principal Market or the TSX, and all Securities to be issued by the Company to the Investor pursuant to this Agreement shall have been approved for listing or quotation on the Principal Market and the TSX in accordance with the applicable rules and regulations of the Principal Market and the TSX, as applicable, subject only to official notice of issuance and the Exchange Cap and any standard listing conditions for transactions of this nature;

(c)          The Investor shall have received the opinions of the Company’s U.S. counsel and the Company’s Canadian Counsel, dated as of the Commencement Date, in the form to be agreed upon between the parties hereto and their legal counsel;

(d)          The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (except to the extent that any of such representations and warranties are qualified as to materiality, in which case, such representations and warranties shall be true and correct as so qualified) as of the date hereof and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Commencement Date. The Investor shall have received a certificate, executed by the CEO, President or CFO of the Company, dated as of the Commencement Date, to the foregoing effect in the form attached hereto as Exhibit A;

(e)          The Board of Directors of the Company shall have adopted resolutions in connection with this Agreement and the transactions contemplated hereby which shall be in full force and effect without any amendment or supplement thereto as of the Commencement Date;

(f)          As of the Commencement Date, the Company shall have reserved out of its authorized and unissued Common Shares, solely for the purpose of effecting purchases of Purchase Shares hereunder, the Purchase Shares and the Commitment Shares;

(g)          The Irrevocable Transfer Agent Instructions shall have been delivered to the Company’s Transfer Agent (or any successor transfer agent) and acknowledged in writing by the Company and the Company’s Transfer Agent (or any successor transfer agent), and the Commitment Shares required to be issued on the date of this Agreement in accordance with Section 5(e) hereof shall have been issued directly to the Investor electronically as DWAC Shares;

(h)          The Company shall have delivered to the Investor a certificate of compliance in respect of the Company issued by Industry Canada as of the Commencement Date;

(i)          The Company shall have delivered to the Investor a secretary’s certificate executed by the Secretary of the Company, dated as of the Commencement Date, in the form attached hereto as Exhibit B;

(j)          The Registration Statement shall continue to be effective and no stop order with respect to the Registration Statement shall be pending or threatened by the SEC. The Company shall have a maximum dollar amount certain of Common Shares registered under the Registration Statement which is sufficient to issue to the Investor not less than (i) the full Available Amount worth of Purchase Shares plus (ii) all of the Commitment Shares. The Current Report and the U.S. Prospectus Supplement each shall have been filed with the SEC, the Canadian Prospectus Supplement shall have been filed with the Canadian Commissions, and the Initial Press Release shall have been issued, in each case as required pursuant to Section 5(a), and copies of the Prospectuses shall have been delivered to the Investor in accordance with Section 5(m) hereof. The Prospectuses shall be current and available for issuances and sales of all of the Securities by the Company to the Investor, and for the resale of all of the Securities by the Investor. Any other prospectus supplements or Supplementary Material required to have been filed by the Company with the SEC under the Securities Act or any Canadian Commission under the Shelf Procedures or any Canadian Securities Laws at or prior to the Commencement Date shall have been filed with the SEC or such Canadian Commission, as applicable, within the applicable time periods prescribed for such filings under the Securities Act, the Shelf Procedures or Canadian Securities Laws, as applicable. All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC or any Canadian Commission at or prior to the Commencement Date pursuant to the reporting requirements of the Exchange Act or Canadian Securities Laws, as applicable, shall have been filed with the SEC or such Canadian Commission, as applicable, within the applicable time periods prescribed for such filings under the Exchange Act or Canadian Securities Laws, as applicable;

(k)          No Event of Default has occurred, or any event which, after notice and/or lapse of time, would become an Event of Default has occurred; provided, however, that for the purposes of this Section 8(k) only, a voluntarily imposed halt in the trading of the Common Shares on the Principal Market or the TSX will not be considered an Event of Default;

(l)          All federal, state, provincial, local and foreign governmental laws, rules and regulations applicable to the transactions contemplated by the Transaction Documents and necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been complied with, and all consents, authorizations and orders of, and all filings and registrations with, all federal, state, provincial, local and foreign courts or governmental agencies and all federal, state, provincial, local and foreign regulatory or self-regulatory agencies necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been obtained or made, including, without limitation, in each case those required under the Shelf Procedures, Canadian Securities Laws, the Securities Act, the Exchange Act, applicable U.S. state securities or “Blue Sky” laws or applicable rules and regulations of the Principal Market and the TSX, or otherwise required by the Canadian Commissions, the SEC, the Principal Market, the TSX or any U.S. state or other Canadian provincial securities regulators;

(m)          No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any federal, state, provincial, local or foreign court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents;

(n)          No action, suit or proceeding before any federal, state, provincial, local or foreign arbitrator or any court or governmental authority of competent jurisdiction shall have been commenced or threatened, and no inquiry or investigation by any federal, state, provincial, local or foreign governmental authority of competent jurisdiction shall have been commenced or threatened, against the Company, or any of the officers, directors or affiliates of the Company, seeking to restrain, prevent or change the transactions contemplated by the Transaction Documents, or seeking material damages in connection with such transactions; and

(o)          The Company shall have furnished to the Investor satisfactory evidence of its due and valid authorization of CT Corporation System as its agent to receive service of process in the United States pursuant to Section 12(a) hereof, and satisfactory evidence from CT Corporation System accepting its appointment as such agent.

9.          INDEMNIFICATION.

In consideration of the Investor’s execution and delivery of the Transaction Documents and acquiring the Securities hereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Investor and all of its affiliates, shareholders, officers, directors, employees and direct or indirect investors and any of the foregoing Person’s agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements but excluding loss of profits (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to: (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (d) any violation of the Securities Act, the Exchange Act, U.S. state securities or “Blue Sky” laws or Canadian Securities Laws, or the rules and regulations of the Principal Market or the TSX in connection with the transactions contemplated by the Transaction Documents by the Company or any of its Subsidiaries, affiliates, officers, directors or employees, (e) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any of the Prospectuses or any amendment or supplement to the Registration Statement or any of the Prospectuses, including any Supplementary Material, or in any free writing prospectus or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Common Shares under the securities laws thereof or filed with any Canadian Commission or the SEC, (f) the omission or alleged omission to state in any such document a material fact required to be stated in it or necessary to make the statements in it not misleading, or (g) the failure of the Canadian Prospectus or any amendment or supplement to the Canadian Prospectus, including any Supplementary Material, to contain full, true and plain disclosure of all material facts relating to the Securities and to the Company; provided, however, that (I) the indemnity contained in clause (c) of this Section 9 shall not apply to any Indemnified Liabilities which directly and primarily result from the fraud, gross negligence or willful misconduct of an Indemnitee, (II) the indemnity contained in clauses (d), (e), (f) and (g) of this Section 9 shall not apply to any Indemnified Liabilities to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor expressly for use in any Prospectus (it being hereby acknowledged and agreed that the written information set forth on Exhibit C attached hereto is the only written information furnished to the Company by or on behalf of the Investor expressly for use in any Prospectus), if the Prospectus was timely made available by the Company to the Investor pursuant to Section 5(m), (III) the indemnity contained in clauses (d), (e), (f) and (g) of this Section 9 shall not inure to the benefit of the Investor to the extent such Indemnified Liabilities are based on a failure of the Investor to deliver or to cause to be delivered any Prospectus made available by the Company, if such Prospectus was timely made available by the Company pursuant to Section 5(m), and if delivery of the Prospectus would have cured the defect giving rise to such Indemnified Liabilities, and (IV) the indemnity in this Section 9 shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Payment under this indemnification shall be made within thirty (30) days from the date Investor makes written request for it. A certificate containing reasonable detail as to the amount of such indemnification submitted to the Company by Investor shall be conclusive evidence, absent manifest error, of the amount due from the Company to Investor. If any action shall be brought against any Indemnitee in respect of which indemnity may be sought pursuant to this Agreement, such Indemnitee shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnitee. Any Indemnitee shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Indemnitee, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.

10.         EVENTS OF DEFAULT.

An “Event of Default” shall be deemed to have occurred at any time as any of the following events occurs:

(a)          the effectiveness of the Registration Statement registering the Securities lapses for any reason (including, without limitation, the issuance of a stop order or similar order) or the Registration Statement or any of the Prospectuses is unavailable for the sale by the Company to the Investor (or the resale by the Investor) of any or all of the Securities to be issued to the Investor under the Transaction Documents (including, without limitation, as a result of any failure of the Company to satisfy all of the requirements for the use of a registration statement on Form F-10 pursuant to the Securities Act for the offering and sale of the Securities contemplated by this Agreement), and such lapse or unavailability continues for a period of ten (10) consecutive Business Days or for more than an aggregate of thirty (30) Business Days in any 365-day period;

(b)          the suspension of the Common Shares from trading or the failure of the Common Shares to be listed on the Principal Market for a period of one (1) Business Day, provided that the Company may not direct the Investor to purchase any Common Shares during any such suspension;

(c)          the delisting of the Common Shares from The NASDAQ Capital Market, provided, however, that the Common Shares are not immediately thereafter trading on the New York Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, the NYSE MKT, the NYSE Arca, the OTC Bulletin Board or OTC Markets (or nationally recognized successor to any of the foregoing);

(d)          the failure for any reason by the Transfer Agent to issue Purchase Shares to the Investor within three (3) Business Days after the applicable payment therefor;

(e)          the Company breaches any representation, warranty, covenant or other term or condition under any Transaction Document if such breach could have a Material Adverse Effect and except, in the case of a breach of a covenant which is reasonably curable, only if such breach continues for a period of at least five (5) Business Days after the Company receives notice of such breach;

(f)          if any Person commences a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law;

(g)          if the Company, pursuant to or within the meaning of any Bankruptcy Law, (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, or (iv) makes a general assignment for the benefit of its creditors or is generally unable to pay its debts as the same become due;

(h)          a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Company in an involuntary case, (ii) appoints a Custodian of the Company or for all or substantially all of its property, or (iii) orders the liquidation of the Company or any Subsidiary;

(i)          if at any time the Company is not eligible to transfer its Common Shares electronically as DWAC Shares; or

(j)          if at any time after the Commencement Date, the Exchange Cap is reached (to the extent the Exchange Cap is applicable pursuant to Section 2(e) hereof) and the Company’s shareholders have not approved the transactions contemplated by this Agreement in accordance with the applicable rules and regulations of The NASDAQ Stock Market and the constating documents of the Company.

In addition to any other rights and remedies under applicable law and this Agreement, so long as an Event of Default has occurred and is continuing, or if any event which, after notice and/or lapse of time, would become an Event of Default, has occurred and is continuing, or so long as the Closing Sale Price is below the Floor Price, the Company shall not deliver to the Investor any Regular Purchase Notice or Accelerated Purchase Notice, and the Investor shall not purchase any Common Shares under this Agreement.

11.         TERMINATION

This Agreement may be terminated only as follows:

(a)          If pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors (any of which would be an Event of Default as described in Sections 10(f), 10(g) and 10(h) hereof), this Agreement shall automatically terminate without any liability or payment to the Company (except as set forth below) without further action or notice by any Person.

(b)          In the event that the Commencement shall not have occurred on or before January 31, 2016, due to the failure to satisfy the conditions set forth in Sections 7 and 8 above with respect to the Commencement, either the Company or the Investor shall have the option to terminate this Agreement at the close of business on such date or thereafter without liability of any party to any other party (except as set forth below); provided, however, that the right to terminate this Agreement under this Section 11(b) shall not be available to any party if such party is then in breach of any covenant or agreement contained in this Agreement or any representation or warranty of such party contained in this Agreement fails to be true and correct such that the conditions set forth in Section 7(c) or Section 8(d), as applicable, could not then be satisfied.

(c)           At any time after the Commencement Date, the Company shall have the option to terminate this Agreement for any reason or for no reason by delivering notice (a “Company Termination Notice”) to the Investor electing to terminate this Agreement without any liability whatsoever of any party to any other party under this Agreement (except as set forth below in this Section 11). The Company Termination Notice shall not be effective until one (1) Business Day after it has been received by the Investor.

(d)          This Agreement shall automatically terminate on the date that the Company sells and the Investor purchases the full Available Amount as provided herein, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below).

(e)          If for any reason or for no reason the full Available Amount has not been purchased in accordance with Section 2 of this Agreement by the Maturity Date, this Agreement shall automatically terminate on the Maturity Date, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below).

Except as set forth in Sections 11(a) (in respect of an Event of Default under Sections 10(f), 10(g) and 10(h)), 11(d) and 11(e), any termination of this Agreement pursuant to this Section 11 shall be effected by written notice from the Company to the Investor, or the Investor to the Company, as the case may be, setting forth the basis for the termination hereof. The representations and warranties and covenants of the Company and the Investor contained in Sections 3, 4, 5, and 6 hereof, the indemnification provisions set forth in Section 9 hereof and the agreements and covenants set forth in Sections 10, 11 and 12, shall survive the Commencement and any termination of this Agreement. No termination of this Agreement shall (i) affect the Company’s or the Investor’s rights or obligations under this Agreement with respect to pending Regular Purchases and Accelerated Purchases and the Company and the Investor shall complete their respective obligations with respect to any pending Regular Purchases and Accelerated Purchases under this Agreement or (ii) be deemed to release the Company or the Investor from any liability for intentional misrepresentation or willful breach of any of the Transaction Documents.

12.         MISCELLANEOUS.

(a)          Governing Law; Jurisdiction; Jury Trial. The construction, validity, enforcement and interpretation of this Agreement and the other Transaction Documents shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or under the other Transaction Documents or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 (together with any successor, the “Agent for Service”) as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any state or federal court sitting in the City of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect for a period of five (5) years after the date of this Agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement (or, in the case of the Company, to the Agent for Service) and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)          Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

(c)          Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)          Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e)          Entire Agreement; Amendment. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the subject matter hereof, and this Agreement, the other Transaction Documents and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. The Company acknowledges and agrees that is has not relied on, in any manner whatsoever, any representations or statements, written or oral, other than as expressly set forth in the Transaction Documents. No provision of this Agreement may be amended other than by a written instrument signed by both parties hereto.

(f)          Notices. Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt when delivered personally; (ii) upon receipt when sent by facsimile or email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to the Company:
Cardiome Pharma Corp.
1441 Creekside Drive, 6th Floor
Vancouver, British Columbia, Canada V6J 4S7
Telephone:	(604) 677-6905
Facsimile:	(604) 677-6915
E-mail:	jarchibald@cardiome.com
Attention:	Jennifer Archibald

With a copy to (which shall not constitute notice or service of process):
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario, Canada M5K 1J5
Telephone:	(416) 777-4700
Facsimile:	(416) 777-4747
E-mail:	riccardo.leofanti@skadden.com
Attention:	Riccardo A. Leofanti, Esq.

and

Blakes, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, British Columbia, Canada V7X 1L3
Telephone:	(604) 631-3300
Facsimile:	(604) 631-3309
E-mail:	joseph.garcia@blakes.com
Attention:	Joseph A. Garcia, Esq.

If to the Investor:
Lincoln Park Capital Fund, LLC
440 North Wells, Suite 410
Chicago, IL 60654
Telephone:	312-822-9300
Facsimile:	312-822-9301
E-mail:	jscheinfeld@lpcfunds.com/jcope@lpcfunds.com
Attention:	Josh Scheinfeld/Jonathan Cope

With a copy to (which shall not constitute notice or service of process):
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
Telephone:	(212) 801-9200
Facsimile:	(212) 801-6400
E-mail:	marsicoa@gtlaw.com
Attention:	Anthony J. Marsico, Esq.

and

Baker & McKenzie LLP
Brookfield Place
Bay/Wellington Tower
181 Bay Street, Suite 2100
Toronto, Ontario, Canada M5J 2T3
Telephone:	(416) 865-6875
Facsimile:	(416) 863-6275
E-mail:	sonia.yung@bakermckenzie.com
Attention:	Sonia M. Yung, Esq.

or at such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or email account containing the time, date, and recipient facsimile number or email address, as applicable, and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(g)          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor, including by merger or consolidation. The Investor may not assign its rights or obligations under this Agreement.

(h)          No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(i)          Publicity. The Company shall use commercially reasonable efforts to afford the Investor and its counsel with the opportunity to review and comment upon, shall consult with the Investor and its counsel on the form and substance of, and shall give due consideration to all such comments from the Investor or its counsel on, any press release by or on behalf of the Company relating to the Investor, its purchases hereunder or any aspect of the Transaction Documents or the transactions contemplated thereby, not less than 24 hours prior to the issuance, filing or public disclosure thereof. The Investor shall use commercially reasonable efforts to afford the Company and its counsel with the opportunity to review and comment upon, shall consult with the Company and its counsel on the form and substance of, and shall give due consideration to all such comments from the Company or its counsel on, any press release by or on behalf of the Investor relating to the Company, the Investor’s purchases hereunder or any aspect of the Transaction Documents or the transactions contemplated thereby, not less than 24 hours prior to the issuance, filing or public disclosure thereof.

(j)          Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)          No Financial Advisor, Placement Agent, Broker or Finder. The Company represents and warrants to the Investor that, except as disclosed in the Prospectus Supplement, it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby. The Investor represents and warrants to the Company that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby. The Company shall not be responsible for the payment of any fees or commissions, if any, of any broker-dealer engaged by the Investor after the date of this Agreement in connection with any resale of the Securities by the Investor. The Company shall be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder engaged by the Company relating to or arising out of the transactions contemplated hereby; provided, however, that the Company shall not be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder engaged by the Investor in connection with the transactions contemplated hereby. The Company shall pay, and hold the Investor harmless against, any liability, loss or expense (including, without limitation, attorneys’ fees and out of pocket expenses) arising in connection with any claim for fees or commissions of any financial advisor, placement agent, broker or finder engaged by the Company in connection with the transactions contemplated hereby.

(l)          No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m)         Remedies, Other Obligations, Breaches and Injunctive Relief. The parties remedies provided in this Agreement, including, without limitation, the Investor’s remedies provided in Section 9, shall be cumulative and in addition to all other remedies available to the parties under this Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy of any party contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit any party’s right to pursue actual damages for any failure by the other party to comply with the terms of this Agreement. The parties acknowledge that a breach by any party of its obligations hereunder will cause irreparable harm to the non-breaching party and that the remedy at law for any such breach may be inadequate. The parties therefore agree that, in the event of any such breach or threatened breach, the non-breaching party shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(n)         Enforcement Costs. If: (i) this Agreement is placed by the Investor in the hands of an attorney for enforcement or is enforced by the Investor through any legal proceeding; (ii) an attorney is retained to represent the Investor in any bankruptcy, reorganization, receivership or other proceedings affecting creditors’ rights and involving a claim under this Agreement; or (iii) an attorney is retained to represent the Investor in any other proceedings whatsoever in connection with this Agreement, then the Company shall pay to the Investor, as incurred by the Investor, all reasonable costs and expenses including attorneys’ fees incurred in connection therewith if the Investor is the prevailing party in any such proceeding, in addition to all other amounts due hereunder.

(o)         Waivers. No provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(p)         Adjustments for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction effected with respect to the Common Shares.

*     *     *     *     *

IN WITNESS WHEREOF, the Investor and the Company have caused this Agreement to be duly executed as of the date first written above.

THE COMPANY:

CARDIOME PHARMA CORP.

By:	/s/ William Hunter
Name: William Hunter
Title: President and Chief Executive Officer

INVESTOR:

LINCOLN PARK CAPITAL FUND, LLC
BY: LINCOLN PARK CAPITAL, LLC
BY: ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan Cope
Name: Jonathan Cope
Title: President

EXHIBITS

Exhibit A	Form of Officer’s Certificate
Exhibit B	Form of Secretary’s Certificate
Exhibit C	Information About Investor Furnished to the Company

EXHIBIT A

FORM OF OFFICER’S CERTIFICATE

This Officer’s Certificate (“Certificate”) is being delivered pursuant to Section 8(d) of that certain Purchase Agreement dated as of January 12, 2016, (“Purchase Agreement”), by and between CARDIOME PHARMA CORP., a company incorporated under the Canada Business Corporations Act (the “Company”), and LINCOLN PARK CAPITAL FUND, LLC (the “Investor”). Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

The undersigned, ___________, ______________ of the Company, hereby certifies as follows:

1.          I am the _____________ of the Company and make the statements contained in this Certificate;

2.          The representations and warranties of the Company contained in the Purchase Agreement are true and correct in all material respects (except to the extent that any of such representations and warranties are qualified as to materiality in the Purchase Agreement, in which case, such representations and warranties are true and correct in all material respects as so qualified) as of the date of the Purchase Agreement and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, in which case such representations and warranties are true and correct in all material respects as of such date);

3.          The Company has performed, satisfied and complied in all material respects with covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Commencement Date, to the extent not otherwise waived.

4.          The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any Bankruptcy Law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings. The Company is financially solvent and is generally able to pay its debts as they become due.

IN WITNESS WHEREOF, I have hereunder signed my name on this ___ day of ___________.

Name:
Title:

The undersigned as Secretary of CARDIOME PHARMA CORP., a company incorporated under the Canada Business Corporations Act, hereby certifies that ___________ is the duly elected, appointed, qualified and acting ________ of _________ and that the signature appearing above is his genuine signature.

Secretary

EXHIBIT B

FORM OF SECRETARY’S CERTIFICATE

This Secretary’s Certificate (“Certificate”) is being delivered pursuant to Section 8(j) of that certain Purchase Agreement dated as of January 12, 2016 (the “Purchase Agreement”), by and between CARDIOME PHARMA CORP., a company incorporated under the Canada Business Corporations Act (the “Company”) and LINCOLN PARK CAPITAL FUND, LLC (the “Investor”). Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

The undersigned, ____________, Secretary of the Company, hereby certifies as follows:

1.          I am the Secretary of the Company and make the statements contained in this Secretary’s Certificate.

2.          Attached hereto as Exhibit A are true, correct and complete copies of the Company’s charter and by-laws or similar organizational documents, as amended through the date hereof, and no action has been taken by the Company, its directors, officers or shareholders, in contemplation of the filing of any further amendment relating to or affecting the charter or by-laws or similar organizational documents.

3.          Attached hereto as Exhibit B are true, correct and complete copies of the resolutions either duly adopted by the Board of Directors of the Company on _____________, at which a quorum was present and acting throughout, or executed by all directors in accordance with the Canada Business Corporations Act. Such resolutions have not been amended, modified or rescinded and remain in full force and effect and such resolutions are the only resolutions adopted by the Company’s Board of Directors, or any committee thereof, or the shareholders of the Company relating to or affecting (i) the entering into and performance of the Purchase Agreement, or the issuance, offering and sale of the Purchase Shares and the Commitment Shares and (ii) and the performance of the Company of its obligation under the Transaction Documents as contemplated therein.

4.          As of the date hereof, the authorized, issued and reserved capital stock of the Company is as set forth on Exhibit C hereto.

IN WITNESS WHEREOF, I have hereunder signed my name on this ___ day of ____________.

Secretary

The undersigned as ___________ of CARDIOME PHARMA CORP., a company incorporated under the Canada Business Corporations Act, hereby certifies that ____________ is the duly elected, appointed, qualified and acting Secretary of _________, and that the signature appearing above is his genuine signature.

EXHIBIT C

Information About The Investor Furnished To The Company By The Investor

Expressly For Use In Connection With Prospectuses

Information With Respect to Lincoln Park Capital

Immediately prior to the date of the Purchase Agreement, Lincoln Park Capital Fund, LLC, beneficially owned no Common Shares. Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, the manager of Lincoln Park Capital Fund, LLC, are deemed to be beneficial owners of all of the Common Shares owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus supplement filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.